September 28, 2021

Jeff Long

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

Brookfield Place

200 Vesey Street – Suite 400

New York, NY 10281-1022

RE: JPMorgan Trust I, File No. 811-21295; JPMorgan Trust II, File No. 811-04236; JPMorgan Trust IV, File No. 811-23117; JPMorgan Insurance Trust, File No. 811-07874; and J.P. Morgan Exchange-Traded Fund Trust, File No. 811-22903 (each, a ”Trust” and collectively, the “Trusts”)

Dear Mr. Long:

This letter responds to the comment you provided to us by telephone on September 1, 2021, with respect to the series of the Trusts listed on Schedule A hereto (each series, a “Fund” and collectively, the “Funds”) and certain shareholder reports of such Funds in connection with a review of certain filings and reports by the staff of the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. Our response to your comment is set forth below.

Comment: JPMorgan Insurance Trust Global Allocation Portfolio (for the purposes of this comment and response, the “Fund”) answered “Yes” to Form N-CEN Item B.22 [During the reporting period, were any payments made to shareholders or shareholder accounts reprocessed as a result of an error in calculating the Registrant’s net asset value (or net asset value per share)]. Since there was no explanation of the error in the December 31, 2020 annual report, please provide details around the NAV error and remedial steps taken to help ensure the error does not occur again.

Response: The NAV error was the result of utilizing incorrect prices for certain S&P 500 futures contacts held by the Fund. The impact of the error was greater than one half of one percent, therefore resulting in the reprocessing of shareholder transactions in the Fund. At the time of the error, the Fund’s accounting agent’s (“Fund Accounting Agent”) process to obtain daily prices for futures contracts from the Chicago Mercantile Exchange (the “Exchange”) involved a manual component to pull the Exchange prices. Subsequent to the NAV error, the valuation process to obtain the Exchange prices has become fully automated within the Fund Accounting Agent’s pricing utility, which we believe eliminated the risk of this same issue happening again.

If you have any questions regarding the foregoing, please call me at (212) 623-8104.

Very truly yours,

/s/ Timothy J. Clemens
Timothy J. Clemens
Treasurer

Schedule A

File #	Registrant Name	Series Name	FYE Reviewed
811-23117	JPMORGAN TRUST IV	JPMorgan Institutional Tax Free Money Market Fund	2/28/2021
811-23117	JPMORGAN TRUST IV	JPMorgan Core Focus SMA Fund	2/28/2021
811-23117	JPMORGAN TRUST IV	JPMorgan Ultra-Short Municipal Fund	2/28/2021
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders Developed Asia ex-Japan ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders Canada ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan USD Emerging Markets Sovereign Bond ETF	2/28/2021
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan U.S. Quality Factor ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan U.S. Value Factor ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan U.S. Momentum Factor ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan U.S. Minimum Volatility ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan U.S. Dividend ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Diversified Return U.S. Small Cap Equity ETF	10/31/2020
811-23117	JPMORGAN TRUST IV	JPMorgan Equity Premium Income Fund	6/30/2020
811-23117	JPMORGAN TRUST IV	JPMorgan Securities Lending Money Market Fund	2/28/2021
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders Japan ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan International Bond Opportunities ETF	2/28/2021
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders MSCI U.S. REIT ETF	2/28/2021
811-21295	JPMorgan Trust I	JPMorgan U.S. Research Enhanced Equity Fund	6/30/2020
811-21295	JPMorgan Trust I	JPMorgan Growth and Income Fund	6/30/2020
811-21295	JPMorgan Trust I	JPMorgan U.S. Large Cap Core Plus Fund	6/30/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Core Plus Bond ETF	2/28/2021
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Municipal ETF	2/28/2021
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Ultra-Short Municipal Income ETF	2/28/2021
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Corporate Bond Research Enhanced ETF	2/28/2021

811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan U.S. Aggregate Bond ETF	2/28/2021
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders 1-5 Year U.S. Aggregate Bond ETF	2/28/2021
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders U.S. Equity ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders International Equity ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders U.S. Mid Cap Equity ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan BetaBuilders Europe ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Ultra-Short Income ETF	2/28/2021
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Diversified Return U.S. Mid Cap Equity ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan International Growth ETF	10/31/2020
811-04236	JPMORGAN TRUST II	JPMorgan Sustainable Municipal Income Fund	2/28/2021
811-04236	JPMORGAN TRUST II	JPMorgan Short-Intermediate Municipal Bond Fund	2/28/2021
811-04236	JPMORGAN TRUST II	JPMorgan Tax Free Bond Fund	2/28/2021
811-04236	JPMORGAN TRUST II	JPMorgan Equity Income Fund	6/30/2020
811-04236	JPMORGAN TRUST II	JPMorgan Large Cap Growth Fund	6/30/2020
811-04236	JPMORGAN TRUST II	JPMorgan Large Cap Value Fund	6/30/2020
811-04236	JPMORGAN TRUST II	JPMorgan Liquid Assets Money Market Fund	2/28/2021
811-04236	JPMORGAN TRUST II	JPMorgan Municipal Money Market Fund	2/28/2021
811-04236	JPMORGAN TRUST II	JPMorgan U.S. Government Money Market Fund	2/28/2021
811-04236	JPMORGAN TRUST II	JPMorgan U.S. Treasury Plus Money Market Fund	2/28/2021
811-21295	JPMorgan Trust I	JPMorgan 100% U.S. Treasury Securities Money Market Fund	2/28/2021
811-21295	JPMorgan Trust I	JPMorgan California Municipal Money Market Fund	2/28/2021
811-21295	JPMorgan Trust I	JPMorgan Federal Money Market Fund	2/28/2021
811-21295	JPMorgan Trust I	JPMorgan New York Municipal Money Market Fund	2/28/2021
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan High Yield Research Enhanced ETF	2/28/2021
811-21295	JPMorgan Trust I	JPMorgan Prime Money Market Fund	2/28/2021
811-21295	JPMorgan Trust I	JPMorgan High Yield Municipal Fund	2/28/2021

811-21295	JPMorgan Trust I	JPMorgan Equity Focus Fund	6/30/2020
811-21295	JPMorgan Trust I	JPMorgan Short Duration Core Plus Fund	2/28/2021
811-21295	JPMorgan Trust I	JPMorgan Hedged Equity Fund	6/30/2020
811-07874	JPMORGAN INSURANCE TRUST	JPMorgan Insurance Trust Core Bond Portfolio	12/31/2020
811-07874	JPMORGAN INSURANCE TRUST	JPMorgan Insurance Trust U.S. Equity Portfolio	12/31/2020
811-07874	JPMORGAN INSURANCE TRUST	JPMorgan Insurance Trust Mid Cap Value Portfolio	12/31/2020
811-07874	JPMORGAN INSURANCE TRUST	JPMorgan Insurance Trust Small Cap Core Portfolio	12/31/2020
811-07874	JPMORGAN INSURANCE TRUST	JPMorgan Insurance Trust Global Allocation Portfolio	12/31/2020
811-07874	JPMORGAN INSURANCE TRUST	JPMorgan Insurance Trust Income Builder Portfolio	12/31/2020
811-21295	JPMorgan Trust I	JPMorgan U.S. Equity Fund	6/30/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Diversified Return International Equity ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Diversified Return Emerging Markets Equity ETF	10/31/2020
811-22903	J.P. Morgan Exchange-Traded Fund Trust	JPMorgan Diversified Return U.S. Equity ETF	10/31/2020
811-21295	JPMorgan Trust I	JPMorgan Tax Free Money Market Fund	2/28/2021